Supplemental Material for Financial Results for FY2014 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2013												FY2014						FY2014
	1Q (2012/4-6)		2Q (2012/7-9)		First Half 6 months (2012/4-9)		3Q (2012/10-12)		4Q (2013/1-3)		12 months (’12/4-’13/3)		1Q (2013/4-6)		2Q (2013/7-9)		First Half 6 months (2013/4-9)		Forecast 12 months (’13/4-’14/3)
Vehicle Production (thousands of units)	2,236		2,164		4,400		2,028		2,271		8,698		2,254		2,201		4,455		—
(Japan) – including Daihatsu & Hino	1,105		1,100		2,205		946		1,126		4,276		1,059		1,083		2,142		—
[Daihatsu & Hino]	[243	]	[225	]	[468	]	[197	]	[243	]	[907	]	[230	]	[230	]	[460	]	[—	]
(Overseas) – including Daihatsu & Hino	1,131		1,064		2,195		1,082		1,145		4,422		1,195		1,118		2,313		—
[Daihatsu & Hino]	[60	]	[59	]	[119	]	[62	]	[61	]	[244	]	[67	]	[67	]	[134	]	[—	]
North America	451		391		842		398		437		1,677		484		406		890		—
Europe	102		78		180		87		102		368		108		131		239		—
Asia	470		478		948		488		488		1,924		474		462		936		—
Central and South America	44		48		92		57		55		205		64		61		125		—
Oceania	24		30		54		23		23		100		27		32		59		—
Africa	40		39		79		29		40		148		38		26		64		—
Vehicle Sales (thousands of units)	2,269		2,247		4,516		2,113		2,241		8,871		2,232		2,235		4,468		9,100
(Japan) – including Daihatsu & Hino	577		615		1,192		476		611		2,279		526		575		1,101		2,230
[Daihatsu & Hino]	[191	]	[175	]	[367	]	[137	]	[193	]	[697	]	[167	]	[168	]	[335	]	[680	]
(Overseas) – including Daihatsu & Hino	1,692		1,632		3,324		1,637		1,630		6,592		1,706		1,660		3,367		6,870
[Daihatsu & Hino]	[75	]	[75	]	[150	]	[74	]	[74	]	[299	]	[79	]	[78	]	[158	]	[320	]
North America	663		598		1,261		604		603		2,469		689		609		1,298		2,630
Europe	209		203		412		191		196		799		193		214		407		840
Asia	418		421		840		428		416		1,684		394		385		780		1,640
Central and South America	86		100		185		87		92		364		106		105		211		420
Oceania	67		63		130		70		71		271		60		68		128		270
Africa	62		68		130		62		67		259		67		65		132		280
Middle East	186		177		363		194		183		741		196		212		408		790
Other	1		2		3		1		2		5		1		2		3		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,485		2,431		4,917		2,345		2,430		9,692		2,480		2,501		4,981		10,100
Housing Sales (units)	930		1,494		2,424		1,485		1,969		5,878		988		1,677		2,665		6,300

Supplemental 1

Supplemental Material for Financial Results for FY2014 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2013						FY2014				FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	First Half 6 months (2013/4-9)		Forecast 12 months (’13/4-’14/3)
Foreign Exchange Rates
Yen to US Dollar Rate	80	79	79	81	92	83	99	99	99		as premise: 97
Yen to Euro Rate	103	98	101	105	122	107	129	131	130		as premise: 130
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	48.9	48.8	48.9	49.3	47.0	48.4	49.1	47.6	48.3		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.1	45.2	45.1	44.8	42.6	44.3	44.0	42.5	43.2		—
Number of Employees	328,762	330,189	330,189	331,876	333,498	333,498	337,685	338,475	338,475	(Note 1)	—
Net Revenues (billions of yen)	5,501.5	5,406.7	10,908.3	5,318.7	5,837.0	22,064.1	6,255.3	6,282.1	12,537.4		25,000.0
Geographic Information
Japan	3,242.2	3,163.9	6,406.2	2,976.2	3,438.5	12,821.0	3,456.2	3,487.5	6,943.7		—
North America	1,592.8	1,450.9	3,043.7	1,525.0	1,715.6	6,284.4	2,105.1	1,962.8	4,067.9		—
Europe	512.0	497.5	1,009.6	508.3	565.1	2,083.1	595.9	707.0	1,303.0		—
Asia	1,073.6	1,088.2	2,161.9	1,112.5	1,110.9	4,385.4	1,218.0	1,181.8	2,399.8		—
Other	483.4	500.8	984.3	530.3	579.5	2,094.2	609.0	583.1	1,192.2		—
Elimination	-1,402.7	-1,294.8	-2,697.5	-1,333.8	-1,572.7	-5,604.1	-1,729.1	-1,640.2	-3,369.4		—
Business Segment
Automotive	5,120.1	5,008.7	10,128.8	4,889.2	5,401.0	20,419.1	5,818.0	5,815.2	11,633.2		—
Financial Services	274.4	272.0	546.4	301.3	322.8	1,170.6	339.8	347.7	687.6		—
All Other	243.2	252.6	495.9	262.0	308.4	1,066.4	234.4	273.5	508.0		—
Elimination	-136.2	-126.6	-262.9	-133.8	-195.2	-592.0	-137.0	-154.4	-291.4		—
Operating Income (billions of yen)	353.1	340.6	693.7	124.7	502.3	1,320.8	663.3	592.0	1,255.4		2,200.0
(Operating Income Ratio) (%)	(6.4)	(6.3)	(6.4)	(2.3)	(8.6)	(6.0)	(10.6)	(9.4)	(10.0)		(8.8)
Geographic Information
Japan	107.1	143.7	250.8	15.6	309.8	576.3	456.0	373.9	830.0		—
North America	117.6	64.9	182.6	-17.1	56.4	221.9	82.6	79.6	162.3		—
Europe	3.4	8.6	12.0	9.2	5.1	26.4	5.2	20.1	25.4		—
Asia	101.5	92.9	194.5	91.7	89.7	376.0	104.1	91.4	195.6		—
Other	27.1	31.5	58.7	32.3	42.6	133.7	42.5	33.6	76.1		—
Elimination	-3.7	-1.2	-4.9	-7.1	-1.4	-13.6	-27.3	-6.7	-34.0		—
Business Segment
Automotive	258.6	239.3	498.0	43.7	402.9	944.7	608.4	499.5	1,108.0		—
Financial Services	86.7	87.7	174.5	69.0	72.2	315.8	51.2	82.0	133.2		—
All Other	9.3	13.1	22.4	15.4	15.7	53.6	7.1	13.1	20.3		—
Elimination	-1.6	0.3	-1.2	-3.4	11.4	6.7	-3.5	-2.6	-6.1		—

Income before Income Taxes (billions of yen)	415.2	379.3	794.5	131.2	477.8	1,403.6	724.1	619.3	1,343.5		2,290.0
(Income before Income Taxes Ratio) (%)	(7.5)	(7.0)	(7.3)	(2.5)	(8.2)	(6.4)	(11.6)	(9.9)	(10.7)		(9.2)
Equity in Earnings of Affiliated Companies (billions of yen)	71.3	52.5	123.8	58.1	49.4	231.5	89.9	68.8	158.7		—
Net Income (billions of yen)	290.3	257.9	548.2	99.9	313.9	962.1	562.1	438.4	1,000.6		1,670.0	(Note 2)
(Net Income Ratio) (%)	(5.3)	(4.8)	(5.0)	(1.9)	(5.4)	(4.4)	(9.0)	(7.0)	(8.0)		(6.7)
Shareholder Return
Cash Dividends (billions of yen)	—	95.0	95.0	—	190.0	285.0	—	205.9	205.9	(Note 3)	—
Cash Dividends per Share (yen)	—	30	30	—	60	90	—	65	65		—
Payout Ratio (%)	—	17.3	17.3	—	45.9	29.6	—	20.6	20.6		—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—		—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—		—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2014 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2013						FY2014				FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	First Half 6 months (2013/4-9)		Forecast 12 months (’13/4-’14/3)
R&D Expenses (billions of yen)	197.4	210.0	407.4	198.6	201.4	807.4	244.1	232.8	476.9		900.0
Depreciation Expenses (billions of yen)	167.7	175.9	343.6	182.3	201.3	727.3	175.5	193.2	368.7		770.0	(Note 4)
Geographic Information
Japan	95.8	105.8	201.6	109.1	118.9	429.8	88.0	105.4	193.5		420.0
North America	36.1	35.8	71.9	36.3	41.3	149.6	40.9	41.3	82.2		160.0
Europe	12.6	11.7	24.4	11.5	11.7	47.7	14.3	14.2	28.5		60.0
Asia	14.9	14.2	29.1	15.8	17.8	62.8	21.0	20.8	41.8		80.0
Other	8.1	8.2	16.4	9.4	11.4	37.4	11.1	11.3	22.5		50.0
Capital Expenditures (billions of yen)	139.6	179.6	319.2	211.5	321.8	852.7	203.0	224.2	427.2		940.0	(Note 4)
Geographic Information
Japan	64.7	93.1	157.8	92.5	151.7	402.2	86.6	106.5	193.2		440.0
North America	31.0	28.3	59.4	32.8	78.9	171.2	46.1	39.0	85.1		170.0
Europe	7.1	10.9	18.0	10.7	17.4	46.2	8.8	8.6	17.4		50.0
Asia	24.1	38.7	62.8	65.1	57.3	185.3	46.9	60.8	107.7		220.0
Other	12.4	8.5	20.9	10.2	16.3	47.5	14.5	9.1	23.6		60.0
Total Liquid Assets (billions of yen)	5,087.7	5,093.7	5,093.7	5,378.6	5,883.1	5,883.1	6,471.9	6,944.7	6,944.7	(Note 5)	—
Total Assets (billions of yen)	30,029.7	30,100.6	30,100.6	32,157.0	35,483.3	35,483.3	37,168.2	38,246.7	38,246.7		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,510.2	10,738.8	10,738.8	11,261.7	12,148.0	12,148.0	12,897.5	13,370.0	13,370.0		—
Return on Equity (%)	11.0	9.7	10.3	3.6	10.7	8.5	18.0	13.4	15.7	(Note 2)	—
Return on Asset (%)	3.8	3.4	3.6	1.3	3.7	2.9	6.2	4.7	5.4	(Note 2)	—
Number of Consolidated Subsidiaries						509					—
No. of Affil. Accounted for Under the Equity Method						56					—

Analysis of Consolidated Net Income for FY2014(Note 2) (billions of yen, approximately)	2Q (2013/7-9)	First Half 6 months (2013/4-9)
Marketing Efforts	10.0	40.0
Effects of Changes in Exchange Rates	280.0	540.0
Cost Reduction Efforts	70.0	140.0
From Engineering	55.0	115.0
From Manufacturing and Logistics	15.0	25.0
Increases in Expenses, etc.	-130.0	-190.0
Other	21.4	31.7
(Changes in Operating Income)	251.4	561.7
Non-operating Income	-11.4	-12.7
Equity in Earnings of Affiliated Companies	16.3	34.9
Income Taxes, Net Income Attributable to Noncontrolling Interests	-75.8	-131.5
(Changes in Net Income)(Note 2)	180.5	452.3

Supplemental 3